SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2009

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Announcement  |  Lisbon  |  6 October 2009

Qualified Holding

Pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, we hereby inform that Portugal Telecom, SGPS S.A. (“PT”) was notified of the acquisition on 30 September 2009, on regulated market, of 2,351 PT shares by Barclays Global Investors Ltd and of 209,743 PT shares by Barclays Global Investors NA.

Pursuant to the terms of no. 1 of article 20 of the Portuguese Securities Code, the total voting rights now attributed to Barclays Global Investors UK Holdings Ltd, represent approximately 2.01%, corresponding to the following shareholdings:

Entities	No of shares	Capital(%)	voting rights(%)
Barclays Global Investors Ltd	4,979,079	0.56%	0.56%
Barclays Global Fund Advisors	3,149,036	0.35%	0.35%
Barclays Global Investors (Deutschland) AG	526,580	0.06%	0.06%
Barclays Global Investors NA	9,354,517	1.04%	1.04%
Total	18,009,212	2.01%	2.01%

This statement is following a communication by Barclays Global Investors UK Holdings Ltd, of 1 Churchill Place, London E14 5HP, United Kingdom, on 2 October 2009, on behalf of itself and its affiliates.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 01, 2009

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.